Filed pursuant to Rule 424(b)(3)

Registration No. 333-276254

HASHDEX BITCOIN ETF

SUPPLEMENT NO. 2 DATED AUGUST 3, 2026

TO THE PROSPECTUS DATED JANUARY 16, 2026

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hashdex Bitcoin ETF (the “Fund”), dated January 16, 2026 (the “Prospectus”). Each of the Prospectus and this Supplement form a part of our Registration Statement on Form S-1 (Registration No. 333-276254) declared effective by the Securities and Exchange Commission (the “SEC”) on January 16, 2026 (as amended, the “Registration Statement”).

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Hashdex Asset Management Ltd. (the “Sponsor”) continuously monitors and evaluates its product line across a number of factors, including assets under management, trading liquidity, operating costs, investor interest, and how each fund fits within the firm’s broader index-based product range. After evaluating these factors, the Sponsor has determined to dissolve and liquidate the Fund and, because the Fund is the sole series of the Trust, to dissolve the Trust.

The Shares will cease trading on NYSE Arca, Inc. (“Arca”) and will be closed to purchase by investors as of the close of regular trading on Arca on August 17, 2026 (the “Closing Date”). The Fund will cease accepting orders for Creation Baskets (as defined in the Prospectus) after August 17, 2026. The Fund will file a post-effective amendment to terminate the offering of the Fund’s registered and unsold shares, which is expected to be effective on August 17, 2026.

Shareholders may sell their shares of the Fund prior to the Closing Date and customary brokerage charges may apply to these transactions. From August 17, 2026 through about August 24, 2026 (the “Liquidation Date”) there is no assurance that there will be a market for the Fund’s shares. Between the Closing Date and the Liquidation Date, the Fund will be in the process of closing down and liquidating its portfolio. This process will result in the Fund increasing its cash holdings and, as a consequence, not tracking the Benchmark, which may not be consistent with the Fund’s investment objective and strategy.

The Fund will begin liquidating its assets on August 18, 2026 and on or about August 24, 2026, the Fund will distribute cash pro rata to all remaining shareholders of the Fund who have not previously redeemed or exchanged their shares of the Fund. These distributions are taxable events. The cash amount will reflect the costs of selling the Fund’s bitcoin and the Fund’s other transaction costs, as well as market movements in the price of bitcoin during the period that the Fund is liquidating its assets. Such movements may be substantial. The Sponsor will bear the remaining expenses of the liquidation. Once distributions are complete, the Fund will terminate.

The date of this prospectus supplement is August 3, 2026.